(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

January 28, 2010

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Commonwealth Trust (the trust):
Fidelity Nasdaq Composite Index Fund Fidelity Nasdaq Composite Index Tracking Stock Fidelity Series 100 Index Fund (the funds)
File Nos. (002-52322) and (811-02546)
Post-Effective Amendment No. 109

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(b) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 109 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated September 30, 2009 and August 1, 2008, is maintained at the offices of the trust. This filing also includes conformed copies of the manually signed consenst of the trust's independent registered public accounting firms, the original of which are maintained at the offices of the trust.

This filing includes the Prospectus and Statement of Additional Information for Fidelity Nasdaq Composite Index Fund, Fidelity Nasdaq Composite Index Tracking Stock, and Fidelity Series 100 Index Fund. Each fund's Prospectus and SAI, as filed herein, has been tagged to indicate modifications and editorial changes made since the filing of Post-Effective Amendment No. 108. The funds may be marketed through banks, savings and loan associations, or credit unions.

The principal purpose of this filing is to update each fund's financial information for the fiscal year ended November 30, 2009.

This filing also serves to reflect Staff comments on Post-Effective Amendment No. 108, update standard disclosure, and implement editorial changes.

An effective date of January 29, 2010 is elected by the trust pursuant to Rule 485(b).

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Catherine Conlin
Catherine Conlin
Legal Product Group